SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2014
Commission File Number 0-28800
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DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2014, incorporated by reference herein:
Exhibit
99.1 Release dated December 9, 2014, entitled “DEALING IN SECURITIES BY A DIRECTOR”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 9, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information regarding a transaction by a director of DRDGOLD is disclosed:
Name of director: Mr Geoff Campbell
Name of company of which he is a director: DRDGOLD
Date on which the transaction was effected: 8 December 2014
Nature of transaction: Purchase
Class of security: Ordinary shares
Number of ordinary shares: 50 000
Price per security: US$0.181
Total value of transaction: US$9050
Nature of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market
In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chief Executive Officer. The above trade was completed outside of a closed period.
Roodepoort
9 December 2014
Sponsor and Debt Sponsor
One Capital